Exhibit 99.2
STEALTHGAS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
The following management’s discussion and analysis should be read in conjunction with our interim unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this report and our management’s discussion and analysis included in “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements for the years ended December 31, 2006, December 31, 2007 and December 31, 2008 and the notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission, or SEC, on June 18, 2009.
Outlook
In view of the uncertain global economic outlook, below is a short summary of various key factors in regard to the future outlook for the Company.
We primarily operate in and have an approximate 14% market share of the “Handysize” sector of the liquified petroleum gases (“LPG”) shipping market, which is made up of approximately 270 vessels that are 20 years old or less. The LPG Handysize sector is characterized by relative stability and participation of established operators, unlike the dry bulk sector, which is comprised of many operators, including some with limited track records. Accordingly, the reputation and standing of these operators, as well as the significant participation in the industry of the “oil majors,” underpins this core sector of our activity.
We currently employ 40 vessels in the transportation of LPG and three M.R. type product carriers that transport such cargoes as jet fuel, vegetable oils, Naptha and Kerosene. Of these vessels, 11 of the LPG carriers and the three M.R. product carriers are currently on bareboat charters whereby the charterer is responsible for the costs associated with the operating the vessels. Of the 29 remaining ships in our fleet of LPG carriers, as of October 20, 2009, 20 are employed on time charters to high quality charterers, including Shell, Petredec, Statoil and Vitol, with the balance deployed in the spot market. We do not operate any vessels in the drybulk or container shipping sectors. To date the LPG and product carrier sectors in which we operate have not experienced reductions in charter rates and vessel values to the degree experienced in other areas of the shipping industry, most notably the drybulk and container shipping sectors. Our product carriers are employed on bare boat charters that range from three years to five and a half years in duration.
As of October 20, 2009, 69% of our anticipated fleet days are covered by period charter contracts for 2009 and 39% for 2010. Recently, we have seen some decline in prevailing charter rates, however, these declines have not been as significant as those seen in other areas of the shipping industry, such as the drybulk sector. The spot market continues to operate efficiently with vessels being regularly deployed at sustainable rates and, as noted above, we are currently deploying some of our vessels in this market pending their potential fixing on period employment later in 2009 and early 2010.
We continue to receive support from both our existing and potential new lenders, although the available terms, including margins and fees, are somewhat less favorable than available in the recent past. The supply of credit to all industries, including the shipping sector, has become much more difficult to obtain and this may impact our ability to sell any older vessels we elect to sell as potential buyers may find it difficult in the current economic climate to arrange financing on any prospective purchase. However, the Company’s short term liquidity, debt service and working capital needs in 2009 and 2010 are not dependent upon any such sales of vessels. We have a committed credit facility in place for one M.R. product carrier, the Stealth Argentina (Hull 061), which is scheduled to be delivered to us in November of 2009. In addition, we also have contracted to acquire five additional LPG carriers scheduled to be delivered to us in 2011 and 2012. We expect to finance the remaining purchase price of these vessels with cash generated from operations and borrowings under new credit facilities, which we would need to arrange. See “Liquidity and Capital Resources” below.

The Stealth Argentina, upon her delivery scheduled for November 2009, is scheduled to be deployed on a three year bareboat charter. The remaining vessels described above to be delivered to us from March 2011 until February 2012 remain at this time unfixed in regard to their future employment.
Results of Operations
Three months ended June 30, 2009 compared to three months ended June 30, 2008
The average number of vessels in our fleet was 41.6 for the three months ended June 30, 2009 compared to 38.0 for the three months ended June 30, 2008.
VOYAGE REVENUES — Voyage revenues for the three months ended June 30, 2009 were $27.1 million compared to $28.5 million for the three months ended June 30, 2008, a decrease of $1.4 million or 4.9%. The average daily TCE (Time Charter Equivalent) rate for the three months ended June 30, 2009 was $6,638, a decrease of $1,271, or 16.1%, compared to an average daily TCE rate of $7,909 for the three months ended June 30, 2008. Total voyage days for our fleet were 3,765 for the three months ended June 30, 2009 compared to 3,434 for the three months ended June 30, 2008. Of the total voyage days for the three months ended June 30, 2009, 1,839, or 48.8%, were time charter days, 1,183, or 31.4%, were bareboat charter days and 743, or 19.7%, were spot voyage days. This compares to 2,084 or 60.7%, time charter days, 1,273, or 37.1%, bareboat charter days and 77, or 2.2%, spot charter days for the three months ended June 30, 2008.
Our fleet utilization was 99.4% for the three months ended June 30, 2009 compared to 99.3% for the three months ended June 30, 2008.
The decrease in revenue reflects principally the increase in the number of vessels in our fleet trading on the spot market, generally lower rates for the charters under which our vessels were employed and an increase in the number of commercially idle days for some of our vessels due to the slowdown in economic activity compared to the same period in 2008.
VOYAGE EXPENSES — Voyage expenses were $2.1 million for the three months ended June 30, 2009 compared to $1.3 million for the three months ended June 30, 2008. Voyage expenses consisted of bunker charges in the amount of $1.0 million, port expenses of $0.3 million, commissions charged by third parties of $0.4 million, commissions charged by related parties of $0.3 million, and other voyage expenses of $0.1 million. For the three months ended June 30, 2008, the same charges were $0.4 million, $0.2 million, $0.4 million, $0.4 million as well as an insignificant amount of other voyage expenses. Voyage expenses increased by $0.8 million or 61.5% primarily due to the increase in the number of spot charter days on which the vessels were deployed during the three months ended June 30, 2009 compared to the three months ended June 30, 2008. Under spot market voyage charters, we are responsible for all the above types of voyage expenses, whereas under time and bareboat charters we are not responsible for bunker, port and canal expenses.
VESSEL OPERATING EXPENSES — Vessel operating expenses were $9.8 million for the three months ended June 30, 2009 and were $7.9 million for the three months ended June 30, 2008, an increase of $1.9 million, or 24.1%, due primarily to the increase in the average number of vessels in our fleet compared to the three months ended June 30, 2008 and higher crew wages. For the three months ended June 30, 2009, crew wages totaled $6.1 million compared to $4.5 million in the three months ended June 30, 2008. Due to strong demand for and limited supply of well qualified crew, we expect continued upward pressure on crew wages. Other significant increases in this category were spares and consumable stores, which increased from $1.1 million for the three months ended June 30, 2008 to $1.5 million for the three months ended June 30, 2009.
DRY DOCKING COSTS — Dry docking costs in the three months ended June 30, 2009 were $0.2 million compared to $0.1 million in the three months ended June 30, 2008. These expenses reflect the costs related to dry docking the Gas Shanghai during the three months ended June 30, 2009 and the Gas Renovatio during the three months ended June 30, 2008.
MANAGEMENT FEES — Management fees were $1.3 million for the three months ended June 30, 2009 and were $1.1 million for the three months ended June 30, 2008, an increase of $0.2 million, or 18.2%, reflecting the increase in the average number of vessels in our fleet. There was no increase in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those ships under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $0.9 million for the three months ended June 30, 2009 and were $1.9 million for the three months ended June 30, 2008, a decrease of $1.0 million, or 52.6%, due primarily to lower accountancy and counsel fees and the non-accrual for any bonus for 2009 compared to an accrual of $0.4 Million for the three months ended June 30, 2008. This accrual was subsequently reversed in the fourth quarter of 2008.
DEPRECIATION — Depreciation expenses for the 41.6 average number of vessels in our fleet for the three months ended June 30, 2009 were $6.4 million compared to $5.9 million for the 38.0 average number of vessels in our fleet for the three months ended June 30, 2008, an increase of $0.5 million or 8.5%.
INTEREST AND FINANCE COSTS, NET — Net interest and finance costs were $1.8 million for the three months ended June 30, 2009 and were $2.6 million for the three months ended June 30, 2008, a decrease of $0.8 million, or 31.0%, resulting primarily from lower prevailing interest rates.
CHANGE IN FAIR VALUE OF DERIVATIVES — For the three months ended June 30, 2009, we incurred a non-cash profit on derivatives of $2.7 million and a cash loss of $0.5 million based on the estimated value and cost of interest rate swaps, with DnB NOR Bank ASA, Fortis Bank and Deutsche Bank compared to a non-cash profit on derivatives of $1.8 million and cash loss of $0.060 million for the three months ended June 30, 2008.
INTEREST INCOME — Net interest income was $0.03 million for the three months ended June 30, 2009 compared to $0.09 million for the three months ended June 30, 2008.
FOREIGN EXCHANGE LOSS — For the three months ended June 30, 2009 we incurred a foreign exchange loss of $0.08 million compared to a loss of $0.1 million for the three months ended June 30, 2008.
NET INCOME — As a result of the above factors, net income which included the $0.8 million loss of on the sale of the Gas Sophie was $6.5 million for the three months ended June 30, 2009, representing a decrease of $2.9 million, or 30.9%, from net income of $9.4 million for the three months ended June 30, 2008.
Six months ended June 30, 2009 compared to six months ended June 30, 2008.
The average number of vessels in our fleet was 41.2 for the six months ended June 30, 2009 compared to 38.0 for the six months ended June 30, 2008.
VOYAGE REVENUES — Voyage revenues for the six months ended June 30, 2009 were $56.3 million compared to $55.5 million for the six months ended June 30, 2008, an increase of $0.8 million or 1.4%. The average daily TCE rate for the six months ended June 30, 2009 was $6,986, a decrease of $795, or 10.2%, compared to an average daily TCE rate of $7,781 for the six months ended June 30, 2008. Total voyage days for our fleet were 7,424 for the six months ended June 30, 2009 compared to 6,846 for the six months ended June 30, 2008. Of the total voyage days for the six months ended June 30, 2009, 3,706, or 49.9%, were time charter days, 2,474, or 33.3%, were bareboat charter days and 1,244, or 16.8%, were spot voyage days. This compares to 4,259, or 62.2%, time charter days, 2,482, or 36.3%, bareboat charter days and 105, or 0.02%, spot voyage days for the six months ended June 30, 2008. Our fleet utilization was 99.6% for the six months ended June 30, 2009 compared to 99.1% for the six months ended June 30, 2008.
The minimal growth in revenue despite the increase in the average number of vessels in our fleet from 38.0 vessels in the six months ended June 30, 2008 to 41.2 vessels in the six months ended June 30, 2009, reflects primarily the generally lower time charter rates available during the period and the increase in the number of spot charter voyage days undertaken by the fleet.
During the six months ended June 30, 2009, the Gas Arctic, the Gas Ice, the Birgit Kosan, the Gas Marathon, the Gas Prophet( now renamed the M.T. Ming Long), the Sir Ivor, the Lyne, the Batangas (now renamed the Gas Pasha), the Gas Eternity, the Sea Bird II, the Chiltern, the Gas Monarch, the Navig8 Fidelity and the Navig8 Faith were employed on bareboat charters. Bareboat charters are generally for lower monthly rates, however, under bareboat charters we are not responsible for voyage or operating expenses or cash associated with drydocking or repairs. The prevailing charter rates in the handy size LPG sector for the six months ended June 30, 2009 were lower than the six months ended June 30, 2008.
VOYAGE EXPENSES — Voyage expenses, were $4.4 million for the six months ended June 30, 2009 compared to $2.2 million for the six months ended June 30, 2008. Voyage expenses consisted of bunker charges in the amount of $2.0 million, port expenses of $0.7 million, commissions charged by third parties of $0.9 million, commissions charged by related parties of $0.7 million and other voyage expenses were $0.2 million. During the six months ended June 30, 2008, the same expenses were $0.5 million, $0.2 million, $0.8 million, $0.7 million and $0.008 million, respectively. Overall, the $2.2 million increase in voyage expenses for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 resulted from the increased number of spot voyage charter days undertaken by the fleet during the period. Under spot charters, we are responsible for all of the above types of voyage expenses, whereas under time charters we are not responsible for bunker, port and canal expenses.
VESSEL OPERATING EXPENSES — Vessel operating expenses were $18.4 million for the six months ended June 30, 2009 and were $15.2 million for the six months ended June 30, 2008, an increase of $3.2 million, or 21.1%, due primarily to the increase in the average number of vessels in our fleet compared to the six months ended June 30, 2008 and higher crew wages. For the six months ended June 30, 2009, crew wages totaled $11.2 million compared to $8.7 million in the six months ended June 30, 2008. Due to strong demand for and limited supply of well qualified crew, we expect continued upward pressure on crew wages. Other significant changes in vessel operating expenses were repairs and maintenance, which increased from $2.2 million to $2.6 million and spares and consumable stores, which increased from $2.3 million to $2.8 million for the six months ended June 30, 2009.
DRY DOCKING COSTS — Dry docking costs in the six months ended June 30, 2009 were $0.3 million, which were related to the Gas Shanghai, compared to dry docking costs of $0.5 million for the six months ended June 30, 2008 relating to the Gas Renovatio.
MANAGEMENT FEES — Management fees were $2.5 million for the six months ended June 30, 2009 compared to $2.3 million for the six months ended June 30, 2008, an increase of $0.2 million, or 8.7%, reflecting the increased number of vessels in the fleet. There was no increase in the amount of management fees per day per vessel; these remained at $440 per day for vessels under time or spot charter and $125 per day for those ships under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses were $1.8 million for the six months ended June 30, 2009 compared to $3.5 million for the six months ended June 30, 2008, a decrease of $1.7 million, or 48.6%. This decrease was due primarily to lower auditing and counsel fees and the non-accrual for any bonus provision compared to an accrual of $0.9 million for the six months ended June 30, 2008. This accrual was subsequently reversed in the fourth quarter of 2008.
DEPRECIATION — Depreciation expenses for the 41.2 average number of vessels in our fleet for the six months ended June 30, 2009 were $12.7 million compared to $11.2 million for the 38.0 average number of vessels in our fleet for the six months ended June 30, 2008, an increase of $1.5 million, or 13.4%.
INTEREST AND FINANCE COSTS — Interest and finance costs were $4.2 million for the six months ended June 30, 2009 compared to $5.2 million for the six months ended June 30, 2008, a decrease of $1.0 million, or 19.2%, resulting primarily from the decreased level of prevailing interest rates despite the increased level of indebtedness due to the increased number of vessels in our fleet.
CHANGE IN FAIR VALUE OF DERIVATIVES — For the six months ended June 30, 2009, we had a non-cash loss of $3.0 million and a cash loss of $1.6 million on derivatives based on the estimated value of our interest rate swap arrangements and foreign currency forward hedging arrangements, compared to a non-cash loss of $0.5 million for the six months ended June 30, 2008 and a cash loss of $0.012 million in that period.
INTEREST INCOME — Net interest income was $0.2 million for the six months ended June 30, 2009, compared to $0.4 million for the six months ended June 30,
FOREIGN EXCHANGE LOSS — For the six months ended June 30, 2009, we incurred a foreign exchange loss of $0.080 million compared to a loss of $0.2 million for the six months ended June 30, 2008.

NET INCOME — As a result of the above factors, net income including the $0.8 million loss on the sale of the Gas Sophie was $6.7 million for the six months ended June 30, 2009, representing a decrease of $10.2 million, or 60.4%, from net income of $16.9 million which included the $1.7 million gain on the sales of the Gas Renovatio, the Gas Nemesis and the Gas Oracle for the six months ended June 30, 2008.
Liquidity and Capital Resources
Since our inception, our principal source of funds has been equity provided by our affiliates, proceeds from our initial public offering, proceeds from our follow-on public offering concluded early in the third quarter of 2007, cash generated by our operations and bank borrowings. Our principal use of funds has been to acquire our vessels, to maintain the quality of our vessels, to comply with international standards, laws and regulations and to fund working capital requirements.
As of June 30, 2009, we had cash and cash equivalents of $17.6 million and $3.1 million of restricted cash classified as current assets. As of October 20, 2009 we had $351 million of outstanding indebtedness, of which $31.6 million was payable within 12 months of October 20, 2009.
Our medium-term liquidity needs between now and the second quarter of 2012 primarily relate to the purchase of the five LPG carriers and one M.R. product carrier for which we had contracted as of October 20, 2009 and for which we have scheduled future payments through the delivery of the final contracted vessel during 2012 aggregating $152.4 million as of October 20, 2009. Of the $152.4 million, $100.6 or approximately Japanese Yen 9.6 billion concern the five LPG carriers while the remaining $51.8 million is for the one product carrier.
We funded the purchase price for three liquefied petroleum gas carriers, the Gas Natalie ,the Gas Astrid and the Gas Exelero, and one product carrier, the Alpine Endurance, delivered to us during 2009, with cash generated by our operations and as well as borrowings under our credit facilities. We expect to fund the remaining acquisition cost of the five LPG carriers and one M.R. product carrier for which we had contracted as of October 20, 2009, which in aggregate amounts to $152.4 million payable between November 2009 and May 2012, with borrowings under an existing credit facility (including a facility for which we have a commitment letter) having $43.0 million capacity as of October 20, 2009 and $109.4 million of cash generated from operations and borrowings under new credit facilities, which we would need to arrange. Of the $152.4 million in installments due for contracted vessels, approximately $56.2 million is payable prior to June 30, 2010.
Overall we will continue to rely upon operating cash flows and bank borrowings, as well as future financings, to fund any additional vessel acquisitions we make in the future. As noted above, as of October 20, 2009, we had approximately $43.0 million of availability under our existing credit facilities (including a facility for which we have a commitment letter). Of our current fleet of 43 vessels, 8 of our vessels, the Gas Prodigy, the Gas Chios, the Gas Crystal, the Gas Fortune, the Seabird II, the Gas Evoluzione,, the Gas Zael, and the Catterick are unencumbered.
As a result, we may incur additional indebtedness secured by certain or all of these unencumbered vessels. We expect to use these resources, together with cash from operations, to fund a portion of the purchase price for our contracted vessels, as well as for additional vessel acquisitions. In addition, we may in the future finance additional growth through equity offerings.
Our Board of Directors’ recently determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and the capital commitments that the Company is contracted to fulfill. Our management along with our Board of Directors believe the suspension of dividends is a prudent action to help preserve and maintain adequate levels of liquidity during the currently negative world economic conditions.
We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows and the borrowings under existing credit facilities, including facilities for which we have commitment letters, will be sufficient to fund our operations, including working capital requirements, over the next 12 months.

Since the formation of the Company in October 2004, our subsequent initial public offering in October 2005 and our follow-on public offering completed early in the third quarter of 2007, we have continued to implement our strategy of growth by acquisition of LPG carriers, to become a market leader within the handysize (3,000 to 8,000 cbm) LPG carrier sector, as well as entering the product carrier sector, using the resources outlined above.
For a full description of our credit facilities please refer to the discussion under the heading “—Loan Agreements” below.
Loan Agreements
We currently have loan agreements with Fortis Bank, DnB NOR Bank ASA, Scotiabank, Deutsche Bank, the National Bank of Greece, Emporiki Bank, DVB Bank and NIBC Bank including a credit facility with DnB NOR Bank ASA to part finance the acquisition of the Stealth Argentina a M.R. Type Product Carrier due to be delivered to us in November 2009. For a full description of our credit facilities see “Item 5. Operating and Financial Review and Prospects — Loan Agreements” of our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 18, 2009.
Our credit facilities contain financial covenants requiring us to:
•	ensure that our leverage, which is defined as total debt net of cash/total market adjusted assets, does not at any time exceed 80%;

•	maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan at all times in excess of (i) 130% under our loan agreement with Fortis Bank-Athens Branch and NIBC Bank, and (ii) 125% under our loan agreements with DnB NOR Bank ASA, Emporiki Bank, National Bank of Greece, Scotiabank (100% in the case of the facility related to a product carrier), DVB Bank and Deutsche Bank (105% until September 30, 2010).

•	ensure that our ratio of EBITDA to interest expense over the preceding six months is at all times more than 2.5 times; and

•	ensure that members of the Vafias family at all times own at least 15% of our outstanding capital stock.
In addition, our loan agreements with Fortis Bank-Athens Branch and DnB NOR Bank ASA require us to maintain a minimum cash balance equivalent to six months interest in a pledged account with the lender at all times; our loan agreement with Scotiabank requires us to maintain a cash balance equivalent of $200,000 for each vessel mortgaged to Scotiabank at all times; our loan agreement with Emporiki Bank requires us to maintain an aggregate cash balance equivalent of $800,000 with Emporiki Bank at all times, our loan agreement with Deutsche Bank requires us to maintain a cash equivalent of $200,000 at all times, our loan agreement with EFG Eurobank requires us to maintain a cash equivalent of $200,000 at all times and our loan agreement with NIBC Bank requires us to maintain a cash balance equivalent of $250,000 for each vessel mortgaged to them. Under our credit facilities, we are also restricted from paying cash dividends in amounts that exceed 50% of our consolidated free cash flow on a rolling 12 months basis.
At June 30, 2009 we were not in compliance with the minimum valuation clause under our loan agreement with Deutsche Bank in regard to the financing of the Navig8 Faith whereby the vessel is required to have a minimum value of 125% of the outstanding loan amount. We obtained a waiver from Deutsche Bank for the period commencing June 30, 2009 while we renegotiated this requirement.
On October 16, 2009, we signed an amendment to the loan agreement with Deutsche Bank in regard to the facility that finances the Navig8 Faith. In consideration of the payment of a $25,000 fee and an increase in the interest margin from 0.70% to 2.00% over LIBOR for the remaining term of the facility, Deutsche Bank has agreed that the minimum asset valuation clause will be reduced from 125% to 105% for the period up to September 30, 2010.
Our credit facility agreements contain customary events of default with respect to us and our applicable subsidiaries, including upon the non-payment of amounts due under these credit facilities; breach of covenants; matters affecting the collateral under such facility; and the occurrence of any event that in light of which, the lenders consider there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due.
Our credit facilities provide that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under our credit facilities be repaid immediately and terminate our ability to borrow under any existing undrawn committed credit facility and foreclose on the mortgages over the vessels and any other related collateral. Our loan agreements also contain cross-default clauses.
Interest Rate Swaps
We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates. See Note 14, Derivatives and Fair Value Disclosures to our condensed consolidated financial statements (unaudited) included in this report.
Foreign Currency Contracts
We have entered into forward foreign exchange contracts covering Japanese Yen 4.8 billion, which represents approximately 50% of the remaining amounts to be paid under our Japanese Yen-denominated new-building construction contracts with Mitsubishi Corporation of Japan at an overall rate of JPY99.76 to the US$1.00. The remaining amount payable in Japanese Yen under these new-building construction contracts are currently unhedged. As our forward foreign exchange contracts do not qualify for hedge accounting any marked to market fluctuations in their value will be recognized in our statement of income. See Note 14, Derivatives and Fair Value Disclosures to our condensed consolidated financial statements (unaudited) included in this report.
Cash Flows
NET CASH PROVIDED BY OPERATING ACTIVITIES — was $26.7 million for the six months ended June 30, 2009 compared to $22.1 million for the six months ended June 30, 2008, an increase of $4.6 million, or 20.8%. This represents the net amount of cash, after expenses, generated by the chartering activities of our vessels, including the loss on the sale of the Gas Sophie. Stealth Maritime, on our behalf, collects our chartering revenues and pays our expenses.
NET CASH USED IN INVESTING ACTIVITIES — was $52.7 million for the six months ended June 30, 2009 compared to $114.1 million for the six months ended June 30, 2008, a decrease of $61.4 million, or 53.8%. The primary reason for the decrease was the slowdown in the rate of vessels being acquired by the company during the first six months of 2009 whereby $48.5 million was spent on vessel acquisitions as compared to $122.9 million during the six months ended June 30, 2008. There was also a reduction in the amount used to place deposits upon vessels to be purchased in the future with $11.7 million being spent during the six months ended June 30, 2009 as compared to $22.8 million in the same period of 2008.
NET CASH PROVIDED BY FINANCING ACTIVITIES — was $1.8 million for the six months ended June 30, 2009, reflecting primarily the decision to suspend the payment of a dividend in the first quarter of 2009 and an increased level of net indebtedness of just $6.5 million due to the increased number of vessels in our fleet for the six months ended June 30, 2009. For the six months ended June 30, 2008, net cash provided by financing activities was $77.7 million, which reflects indebtedness incurred in regard to the increased number of vessels in our fleet for the six months ended June 30, 2008. Net cash provided by financing activities was less for the six months ended June 30, 2009 than the same period in 2008 primarily due to comparatively fewer vessels being purchased, for which we needed to arrange financing during the six months ended June 30, 2009 than the six months ended June 30, 2008.
CAPITALIZATION
     The table below sets forth our consolidated capitalization as of June 30, 2009:
•	on an actual basis; and

•	on an as adjusted basis to reflect additional borrowings of $68.9 million under our credit facilities to part finance the acquisition of the Alpine Endurance in an amount of $29.25 million, $12.95 million to part finance the acquisition of the Gas Exelero and a working capital facility of $26.7 million secured against the Gas Haralambos, the Chiltern and the Gas Natalie and aggregate scheduled loan repayments of $8.2 million until October 20, 2009.
As adjusted as described above, there have been no material changes to our capitalization since June 30, 2009

	As of June 30, 2009
In U.S. dollars	Actual	As Adjusted

Long-term secured debt obligations (including current portion)	$290,274,962	$350,974,610
Stockholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 22,310,110 shares issued and outstanding actual and 22,310,110 shares issued and outstanding as adjusted	223,101	223,101
Additional paid-in capital	283,857,511	283,857,511
Retained earnings	37,407,038	37,407,038
Accumulated other comprehensive income/(loss)	(610,987)	(610,987)

Total stockholders’ equity	320,876,663	320,876,663

Total capitalization	$611,151,625	$671,851,273

Off Balance Sheet Arrangements
      We do not have any off balance sheet arrangements.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although StealthGas Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, StealthGas Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates, vessel values, and charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in StealthGas Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, our ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by StealthGas Inc. with the SEC.